UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Infrastructure and Energy Alternatives, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

55378T104

(CUSIP Number)

Todd E. Molz

General Counsel, Chief Administrative Officer & Managing Director

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55378T104	SCHEDULE 13D	Page 2 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infrastructure and Energy Alternatives, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,313,500(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 10,313,500(1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,313,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.3%
14	TYPE OF REPORTING PERSON OO

(1)	In its capacity as the direct owner of 10,313,500 shares of common stock of the Issuer.

CUSIP No. 55378T104	SCHEDULE 13D	Page 3 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OT POF IEA Preferred B Aggregator, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,018,374(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,018,374 (1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,374(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

(1)	In its capacity as the direct owner of warrants exercisable for 1,018,374 shares of common stock of the Issuer.

CUSIP No. 55378T104	SCHEDULE 13D	Page 4 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OT POF IEA Preferred B Aggregator GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,018,374*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,018,374*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,374*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the general partner of OT POF IEA Preferred B Aggregator, L.P.

CUSIP No. 55378T104	SCHEDULE 13D	Page 5 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Power Opportunities Fund III Delaware, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,331,874*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,331,874*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,331,874*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.7%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the controlling equityholder of Infrastructure and Energy Alternatives, LLC and the managing member of OT POF IEA Preferred B Aggregator GP, L.P.

CUSIP No. 55378T104	SCHEDULE 13D	Page 6 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,331,874*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,331,874*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,331,874*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.7%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the general partner of Oaktree Power Opportunities Fund III Delaware, L.P.

CUSIP No. 55378T104	SCHEDULE 13D	Page 7 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,331,874*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,331,874*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,331,874*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.7%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 55378T104	SCHEDULE 13D	Page 8 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,331,874*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,331,874*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,331,874*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.7%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 55378T104	SCHEDULE 13D	Page 9 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,331,874*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,331,874*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,331,874*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.7%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 55378T104	SCHEDULE 13D	Page 10 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,331,874*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,331,874*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,331,874*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.7%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 55378T104	SCHEDULE 13D	Page 11 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,378,778*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,378,778*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,378,778*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.9%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the managing member of Oaktree Holdings, LLC and sole shareholder of Oaktree Holdings, Inc.

CUSIP No. 55378T104	SCHEDULE 13D	Page 12 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,378,778*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,378,778*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,378,778*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.9%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as manager of Oaktree Capital Group, LLC.

CUSIP No. 55378T104	SCHEDULE 13D	Page 13 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,904*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 46,904*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,904*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as managing member of OCM FIE, LLC.

CUSIP No. 55378T104	SCHEDULE 13D	Page 14 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM FIE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,904*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 46,904*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,904*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

*	Solely pursuant to the policies of OCM and by virtue of the securities held by Messrs. Peter Jonna and Ian Schapiro, each a member of the issuer’s board of directors.

CUSIP No. 55378T104	SCHEDULE 13D	Page 15 of 31

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,904*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 46,904*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,904*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

*	Solely in its capacity as general partner of Oaktree Capital Management, L.P.

CUSIP No. 55378T104	SCHEDULE 13D	Page 16 of 31

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements Amendment No. 1 to Schedule 13D (“Amendment No. 1”), filed on January 22, 2019, which amended and supplemented the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 5, 2018 (together with Amendment No. 1, the “Schedule 13D”), relating to Infrastructure and Energy Alternatives, Inc. (the “Issuer”).

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Amendment No. 2 relates to the Common Stock, $0.0001 par value per share (“Common Stock”) of the Issuer, a Delaware corporation, with principal executive offices at 6325 Digital Way, Suite 460, Indianapolis, Indiana 46278.

As of the date of this Amendment No. 2, the Reporting Persons beneficially owned that number of shares of Common Stock (the “Subject Shares”) set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) - (c), (f)

This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

(i)	Infrastructure and Energy Alternatives, LLC, a Delaware limited liability company (“Seller”), whose principal business is to hold the Subject Shares;

(ii)	OT POF IEA Preferred B Aggregator, L.P., a Delaware limited partnership (“Aggregator LP”), whose principal business is to hold the Subject Shares;

(iii)	OT POF IEA Preferred B Aggregator GP, LLC, a Delaware limited liability company (“Aggregator GP”), whose principal business is to serve as, and perform the functions of the managing member of Aggregator LP;

(iv)	Oaktree Power Opportunities Fund III Delaware, L.P., a Delaware limited partnership (“Oaktree”), whose principal business is to (i) make investments in accordance with its established purpose and other applicable terms of its limited partnership agreement and (ii) serve as, and perform the functions of, the manager, managing member, or general partner of certain special purpose investment entities, including Oaktree and Aggregator GP;

(v)	Oaktree Fund GP, LLC, a Delaware limited liability company (“GP”), whose principal business is to serve as, and perform the functions of, the manager, managing member or general partner of certain special purpose investment entities, including Oaktree;

(vi)	Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds and (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;

(vii)	Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I;

(viii)	OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I;

(ix)	Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings LLC”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I;

(x)	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts;

(xi)	Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree Capital Group Holdings, L.P. and as manager of OCG;

(xii)	Oaktree Capital Management, L.P. (“OCM”), a Delaware limited partnership, whose principal business is to provide investment advisory services to investment funds and accounts;

CUSIP No. 55378T104	SCHEDULE 13D	Page 17 of 31

(xiii)	OCM FIE, LLC (“FIE”), whose principal business is to act as a holding company of economic interests; and

(xiv)	Oaktree Holdings, Inc. (“Holdings Inc.”), whose principal business is to serve as, and perform the functions of, the general partner of certain entities affiliated with the Reporting Persons and to hold limited partnership interests in such entities.

Set forth in the attached Annex A is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and is incorporated by reference. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d)-(e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following paragraph:

On May 20, 2019, Aggregator LP entered into an amended and restated equity commitment agreement, by and among the Issuer and the commitment parties party thereto, including Aggregator LP (the “Equity Agreement”), which amended and restated the original equity commitment agreement, dated as of May 14, 2019, by and among the Issuer and the commitment parties party thereto, including Aggregator LP, and Oaktree (for certain limited purposes set forth therein) (the “Original Equity Agreement”). Pursuant to the Equity Agreement, on May 20, 2019, the Issuer issued to Aggregator LP 1,018,374 warrants, immediately exercisable for 1,018,374 shares of Common Stock (the “Warrants”), and 20,000 shares of Series B Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), for an aggregate purchase price of $20,000,000. The Series B Preferred Stock is not convertible into Common Stock. The source of funds for such transaction was the capital contributions of the limited partners of Aggregator LP. No borrowed funds were used to purchase the Warrants or shares of Series B Preferred Stock.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:

The Reporting Persons acquired the Warrants and Series B Preferred Stock for investment purposes and for the purposes described below.

The descriptions of the Original Equity Agreement, the Equity Agreement, the Warrant Agreement, the Second Amendment to the Amended and Restated Registration Rights Agreement, the Certificate of Designations of the Series B Preferred Stock, the Amended and Restated Investor Rights Agreement and the Amended and Restated Certificate of Designations of the Series A Preferred Stock (each, as discussed below) contained in Item 6 below are hereby incorporated by reference into this Item 4.

CUSIP No. 55378T104	SCHEDULE 13D	Page 18 of 31

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional securities will be acquired by the Reporting Persons or, if applicable, their affiliates or whether the Reporting Persons or, if applicable, any such affiliates will dispose of the Warrants, Common Stock or other securities. Additional securities of the Issuer may be acquired or some or all of the Warrants, Common Stock or other securities that are beneficially owned by the Reporting Persons may be sold in privately negotiated transactions or otherwise. Other than as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons has any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment in the Warrants and Common Stock and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer (the “Board”), other shareholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Based on the most recent Form 10-Q filed with the SEC by the Issuer on May 15, 2019, there are 22,252,489 shares of Common Stock currently outstanding.

Seller directly holds 10,313,500 shares of Common Stock, which is 46.3% of the Issuer’s Common Stock outstanding, and has sole power to vote and dispose of such shares.

Aggregator LP directly holds 1,018,374 Warrants exercisable for 1,018,374 shares of Common Stock, which is 4.4% of the Issuer’s Common Stock outstanding, and has sole power to vote and dispose of such shares upon exercise of the Warrants.

Aggregator GP, in its capacity as the general partner of Aggregator LP has the ability to direct the management of Aggregator LP’s business, including the power to direct the decisions of Aggregator LP regarding the vote and disposition of securities held by Aggregator LP, therefore, Aggregator GP may be deemed to have indirect beneficial ownership of the Subject Shares held by Aggregator LP.

Oaktree, in its capacity as the managing member of Seller, has the ability to direct the management of Seller’s business, including the power to direct the decisions of Seller regarding the vote and disposition of securities held by Seller; therefore, Oaktree may be deemed to have indirect beneficial ownership of the Subject Shares held by Seller. Pursuant to the Investor Rights Agreement (as hereinafter defined), each of Seller and any affiliated transferee thereof has granted a power of attorney to vote such person’s shares of Common Stock and to act on such person’s behalf under the Investor Rights Agreement. Additionally, Oaktree, in its capacity as the managing member of Aggregator GP, has the ability to direct the management of Aggregator GP’s business, including the power to direct the decisions of Aggregator GP regarding the vote and disposition of securities held by Aggregator LP; therefore, Oaktree may be deemed to have indirect beneficial ownership of the Subject Shares held by Aggregator LP.

GP, in its capacity as general partner of Oaktree, has the ability to direct the management of Oaktree’s business, including the power to direct the decisions of Oaktree regarding the vote and disposition of securities held by Seller and/or Aggregator LP; therefore, GP may be deemed to have indirect beneficial ownership of the Subject Shares.

GP I, in its capacity as the managing member of GP, has the ability to direct the management of GP’s business, including the power to direct the decisions of GP regarding the vote and disposition of securities held by Seller and/or Aggregator LP, therefore, GP I may be deemed to have indirect beneficial ownership of the Subject Shares.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by Seller and/or Aggregator LP; therefore, Capital I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by Seller and/or Aggregator LP; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Subject Shares.

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Holdings LLC, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by Seller and/or Aggregator LP; therefore, Holdings LLC may be deemed to have indirect beneficial ownership of the Subject Shares.

OCG, in its capacity as the managing member of Holdings LLC, has the ability to direct the management of Holdings LLC’s business, including the power to direct the decisions of Holdings LLC regarding the vote and disposition of securities held by Seller and/or Aggregator LP; therefore, OCG may be deemed to have indirect beneficial ownership of the Subject Shares.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by Seller and/or Aggregator LP; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Subject Shares.

Pursuant to the policies of OCM, Messrs. Schapiro and Jonna hold their securities for the benefit of FIE. OCM is the managing member of FIE and Holdings Inc. is the general partner of OCM.

With respect to the Subject Shares reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of Subject Shares which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Seller and Aggregator LP, that it is the beneficial owner of any of the Subject Shares referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than Seller and Aggregator LP.

To the actual knowledge of the Reporting Persons, none of the Covered Persons directly owns any Subject Shares; provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the Subject Shares beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the Subject Shares reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c) On March 26, 2019, (i) OCG, (ii) OCGH LLP, in its capacity as manager of OCG, (iii) FIE, (iv) OCM, in its capacity as the managing member of FIE and (v) Holdings Inc., in its capacity as the general partner of OCM, acquired 27,978 shares of Common Stock of the Issuer, acquired at a purchase price of $0. These shares represent restricted stock units, which vest on March 26, 2020, granted by the Issuer to Messrs. Schapiro and Jonna, Managing Director and Senior Vice President, respectively, of OCM and directors of the Issuer. Pursuant to the policies of the OCM, Messrs. Schapiro and Jonna hold these securities for the benefit of FIE.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended to add the following paragraphs below:

Equity Commitment Agreement; Warrant Agreement

On May 20, 2019, Aggregator LP entered into the Equity Agreement, by and among the Issuer and the commitment parties party thereto, including Aggregator LP, which amended and restated the Original Equity Agreement. Pursuant to the Equity Agreement, the Issuer issued to Aggregator LP 1,018,374 Warrants, and 20,000 shares of Series B Preferred Stock on May 20, 2019, for an aggregate purchase price of $20,000,000.

The Equity Agreement requires the Issuer to use commercially reasonable efforts to obtain shareholder approval of the issuance of Warrants if required under the NASDAQ stockholder approval rules as soon as reasonably practicable following the closing. Further, the Equity Agreement requires the Issuer to take all actions that are necessary to obtain the shareholder approval until such time as the shareholder approval is obtained, including supplementing the proxy statement in connection with its 2019 annual meeting (and to hold such annual meeting within ninety (90) days), or hold a special meeting and include the approval as a matter to be voted upon.

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Each Warrant will be exercisable into the Issuer’s Common Stock at an exercise price per share of $0.0001 (the “Exercise Price”). The Exercise Price may be paid by the holder by payment of the aggregate Exercise Price by check or wire transfer, or by instructing the Company to withhold a number of shares of common stock then issuable upon exercise of the Warrant with an aggregate fair market value as of the date of exercise equal to the aggregate Exercise Price; or any combination of the foregoing.

The number of shares of Common Stock issuable upon exercise of the Warrant adjusts for dividends, subdivisions or combinations of the Issuer’s Common Stock; cash distributions or other distributions; reorganization, reclassification, consolidation or merger; and spin-offs.

The Warrants do not expire. The Issuer may be required to issue additional Warrants depending upon EBITDA as defined in the Equity Agreement (calculated on a last twelve month basis) on the last calendar day of each month during the twelve month period commencing on the first anniversary of the closing date of the Equity Agreement and ending on the second anniversary of the closing date. Aggregator LP and the other commitment parties will also be issued additional Warrants to the extent additional shares of Common Stock are issued pursuant to the Merger Agreement, upon conversion of the Series A Preferred Stock and in the event of certain other warrants and equity rights. The number of shares of Common Stock into which the Warrants may be exercised is limited as necessary to comply with the requirements of NASDAQ, subject to receiving any stockholder approval as may be required by NASDAQ and as discussed above.

Subject to any conditions in the Warrant Agreement, dated May 20, 2019, by and among the Issuer and Aggregator LP (the “Warrant Agreement”), and any accompanying legend to the Warrants, the Warrants, and all rights thereunder, are and will be transferable, in whole or in part, by the registered holder of the Warrants (the “Holder”) without charge to the Holder, upon satisfaction of the transfer requirements set out in the Warrant Agreement.

The Warrants do not entitle the Holder to any voting rights or other rights as a shareholder of the Issuer until the Holder has received shares of Common Stock issuable upon exercise of the Warrants pursuant to the terms in the Warrant Agreement. The Warrant Agreement does not confer upon the Holder, as such, any of the rights of a stockholder of the Issuer or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends (except as set forth in Section 5 of the Equity Agreement) or subscription rights, or otherwise.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by the terms and conditions of the Original Equity Agreement, Equity Agreement and Warrant Agreement, which are filed hereto as Exhibit 15, Exhibit 16 and Exhibit 17, respectively, and are incorporated herein by reference.

Second Amendment to the Amended and Restated Registration Rights Agreement

On May 20, 2019, in connection with the closing of the transactions under the Equity Agreement, Aggregator LP entered into the Second Amendment to the Amended and Restated Registration Rights Agreement, by and among the Issuer, the Seller, Ares Special Situations Fund IV, L.P. and Aggregator LP (the “RRA Amendment”). The RRA Amendment amends the registration rights agreement, dated as March 28, 2018, as amended (the “Registration Rights Agreement”) to provide any commitment party not already party thereto, including Aggregator LP, with the same shelf registration and “piggyback” registration rights provided to the existing parties under the Registration Rights Agreement with respect to the common stock issuable upon exercise of the Warrants.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by the terms and conditions of the Second Amendment to the Amended and Restated Registration Rights Agreement, which is filed hereto as Exhibit 18, and is incorporated herein by reference.

Series B Preferred Stock

On May 20, 2019, in connection with the closing of the transactions under the Equity Agreement, the Issuer filed a Certificate of Designations for a new class of Series B Preferred Stock (the “Series B Certificate”). The Series B Preferred Stock is senior in right of payment to the Series A Preferred Stock. Capitalized terms used but not otherwise defined in this section shall have the meaning given to them by the Series B Certificate.

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The Series B Preferred Stock has a stated value (the “Stated Value”) equal to the sum of (i) $1,000, as equitably adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction with respect to the Series B Preferred Stock after the date of issuance of such share of Series B Preferred Stock, plus (ii) the amount of accumulated but unpaid dividends compounded and accrued.

No dividends will be paid on the Series B Preferred Stock unless, as, if and when declared by the Board. Commencing from and after May 20, 2019 until redeemed, dividends accrue (daily on the basis of a 360-day year consisting of twelve 30-day periods except for partial periods) at the Accumulated Dividend Rate (as defined below) on the Stated Value, and will increase the Stated Value of the Series B Preferred Stock on and effective as of each of March 31, June 30, September 30 and December 31 through redemption (each, a “Dividend Date”) without any further action by the Board; provided, that, to the extent not prohibited by applicable law, and only as, if and when declared by the Board, dividends will be declared and paid in cash at the Cash Dividend Rate (as defined below) on the Stated Value, and will be payable in cash quarterly in arrears on the applicable Dividend Date.

The Accumulated Dividend Rate means 18% per annum; provided that, during the period from the occurrence of a Deleveraging Event until the date that is two years from the occurrence of such Deleveraging Event, the Accumulated Dividend Rate shall instead be 15% per annum; provided, further, that, from and after the occurrence of any Non-Payment Event or Default Event and until the cure, resolution or waiver of such Non-Payment Event or Default Event, as the case may be, the Accumulated Dividend Rate shall be the Accumulated Dividend Rate as otherwise determined plus 2% per annum. The Cash Dividend Rate means 15% per annum; provided that, immediately after the occurrence of a Deleveraging Event, the Cash Dividend Rate shall instead be 13.5% per annum.

A Deleveraging Event means (i) an equity financing following the closing of the sale of the Series B Preferred Stock consisting of either (x) the issuance of Junior Stock, which Junior Stock does not contain any mandatory redemption provisions requiring redemption prior February 16, 2025 (other than with respect to a change of control or liquidation event) or (y) the issuance of Parity Stock (including additional Series B Preferred Stock) to the holders of Series B Preferred Stock or their affiliates, in each case where the proceeds of such equity financing are used exclusively by the Issuer to permanently reduce senior secured indebtedness for borrowed money for which the Issuer is the borrower or a guarantor by at least $50 million or (ii) the Total Net Leverage Ratio (as defined in the Third Amended and Restated Credit Agreement, by and among the Issuer, IEA Intermediate Holdco, LLC, IEA Energy Services, LLC, the subsidiary guarantors party thereto and the lenders party thereto, as in effect on May 20, 2019) as of the last day of any fiscal quarter is less than or equal to 1.50 to 1.00.

Until the Series B Preferred Stock is redeemed, neither the Issuer nor any of its subsidiaries shall declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Issuer or any of its subsidiaries, other than (i) dividends payable on (A) Senior Stock, (B) Parity Stock except in a proportional basis in accordance with the Series B Certificate and (C) Junior Stock payable solely in the form of additional shares of Junior Stock, and (ii) dividends or distributions by a subsidiary; provided that the Issuer may pay cash dividends on the Series A Preferred Stock (“Class A Cash Dividends”) if either (x) no dividends have accumulated on any shares of Series B Preferred Stock prior to or on the date such dividend is paid on the Series A Preferred Stock or (y) as of the date such dividend is paid on the Series A Preferred Stock, the Issuer has redeemed, in accordance with the Series B Certificate, shares of Series B Preferred Stock having a Stated Value that has been increased as a result of all Series B Preferred Accumulated Dividends that have accumulated since the closing of the sale of the Series B Preferred Stock in respect of shares of Series B Preferred Stock outstanding as of such date and the Issuer has paid a Series B Preferred Cash Dividend for such dividend period with respect to any shares of Series B Preferred Stock that remain outstanding.

Other than any voting rights provided by applicable law or as expressly provided by the Series B Certificate, the holders of the Series B Preferred Stock (in their capacities as such) shall not have voting rights of shareholders. To the extent a vote or consent is required, the holders of the Series B Preferred Stock have designated a sole and exclusive stockholder representative (the “Stockholders’ Representative”) with power and authority to exercise all voting, except for certain matters.

Subject to certain exceptions and until all of the Series B Preferred Stock have been redeemed, in accordance with terms of the Series B Certificate, among other actions, the authorization or issuance by the Issuer of any shares that rank senior to or pari passu with the Series B Preferred Stock, entry into certain corporate transactions and the incurrence of certain indebtedness by the Issuer will require the consent of Ares Management LLC, on behalf of its Affiliated funds, investment vehicles and/or managed accounts (“Ares”). The holders of the Series B Preferred Stock may transfer their shares of Series B Preferred Stock to any person or entity other than a competitor of the Issuer (as defined in the Series B Certificate).

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The Issuer may, at any time and from time to time, redeem all or any portion of the shares of Series B Preferred Stock then outstanding at the Optional Redemption Price per share. The Optional Redemption Price is a price per share of Series B Preferred Stock in cash equal to the greater of (i) the Stated Value thereof plus all accrued and unpaid dividends thereon since the immediately preceding Dividend Date calculated through the day prior to such redemption and (ii) $1,500, plus all accrued and unpaid dividends thereon since the immediately preceding Dividend Date calculated through the day prior to such redemption, minus the amount of any Series B Preferred Cash Dividends actually paid on such share of Series B Preferred Stock since the closing of the sale of the Series B Preferred Stock.

Subject to compliance with the terms of any credit agreement, the Issuer is required to redeem all of the Series B Preferred Stock as a condition to the consummation of a Change in Control at the Optional Redemption Price, as well as use the net cash proceeds from any Qualifying Equity Sale or Significant Disposition to redeem the maximum number of shares of Series B Preferred Stock, on a pro rata basis, at the Optional Redemption Price that are redeemable from the net cash proceeds from such Qualifying Equity Sale or Significant Disposition.

On February 15, 2025, the Issuer must redeem all shares of Series B Preferred Stock then outstanding at the Mandatory Redemption price per share. The Mandatory Redemption price per share equals a price per share of Series B Preferred Stock in cash equal to the Stated Value thereof plus all accumulated and unpaid dividends thereon calculated through the day prior to such redemption. There is no premium or penalty payable in connection with any such mandatory redemption.

Effective as of the closing of the sale of Series B Preferred Stock, the Issuer agreed to increase the size of the Board in order to appoint one director designated by Ares to the Board for a term expiring at the 2021 annual meeting of the Issuer’s stockholders. So long as there is more than $20.0 million of Series B Preferred Stock outstanding, the Issuer agreed to at all times appoint or nominate for election to the Board one director designated by Ares and to appoint such director to serve on each committee of the Board, subject in each case to meeting the applicable requirements for service on such committee as set forth in the listing rules of NASDAQ, the rules and regulations of the SEC, the Issuer’s corporate governance guidelines applicable to all of the members of such committee and such committee’s charter.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by the terms and conditions of the Certificate of Designations of Series B Preferred Stock, which is filed hereto as Exhibit 19, and is incorporated herein by reference.

Amended and Restated Investor Rights Agreement

On May 20, 2019, in connection with the closing of the transactions under the Equity Agreement, the Issuer, M III Sponsor I LLC, Ares Capital Management LLC, Oaktree and the Seller entered into an Amended and Restated Investor Rights Agreement (the “A&R Investor Rights Agreement”), which amended and restated the Investor Rights Agreement entered into on March 26, 2018. The A&R Investor Rights Agreement provides, among other things, an increase in the size of the Issuer’s Board to nine (9) directors (as a result of the holders of the Series B Preferred Stock having the right to designate a director to the Board pursuant to the Series B Certificate (as defined herein)).

The foregoing descriptions do not purport to be complete and are qualified in their entirety by the terms and conditions of the Amended and Restated Investor Rights Agreement, which is filed hereto as Exhibit 20, and is incorporated herein by reference.

Series A Preferred Stock

On May 20, 2019, in connection with the closing of the transactions under the Equity Agreement, the Issuer filed the Amended and Restated Certificate of Designations of Series A Preferred Stock of the Issuer (the “Amended Series A Certificate”). The Amended Series A Certificate amends and restates the original Certificate of Designations of Series A Preferred Stock of the Issuer to account for the transactions under the Equity Agreement and issuance of Series B Preferred Stock. Capitalized terms used but not otherwise defined in this section shall have the meaning given to them by the Amended Series A Certificate.

The Series A Preferred Stock has a stated value (the “Stated Value”) equal to the sum of (i) $1,000, as equitably adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction with respect to the Series A Preferred Stock after the date of issuance of such share of Series A Preferred Stock, plus (ii) the amount of accumulated but unpaid dividends compounded and accrued.

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The Amended Series A Certificate provides that no dividends will be paid on the Series A Preferred Stock unless as, if and when declared by the Board. Until redeemed, dividends will accrue (daily on the basis of a 360-day year consisting of twelve 30-day periods except for partial periods) for each share of Series A Preferred Stock at the Accumulated Dividend Rate on the Stated Value of such share of Series A Preferred Stock and will increase the Stated Value of such share of Series A Preferred Stock on and effective as of each March 31, June 30, September 30 and December 31 through redemption (each, a “Dividend Payment Date”) without any further action by the Board (the “Series A Preferred Accumulated Dividend”); provided, that, to the maximum extent not prohibited by the terms of the Series B Preferred Stock or the the Issuer’s senior credit agreement, and only as, if and when declared by the Board, dividends shall be declared and paid in cash with respect to each share of Series A Preferred Stock at the Cash Dividend Rate on the Stated Value of such share of Series A Preferred Stock and will be payable in cash quarterly in arrears on the applicable Dividend Payment Date (the “Series A Preferred Cash Dividend” and together with the Series A Preferred Accumulated Dividend, the “Series A Preferred Dividend”).

The Accumulated Dividend Rate means (i) eight percent (8%) per annum during the period from the original issuance of the Series A Preferred Stock (the “Closing Date”) until the date (the “18 Month Anniversary Date”) that is 18 months thereafter; provided, however, if the Issuer does not hold a stockholders meeting to obtain stockholder approval for the issuance of common stock upon conversion of the Series A Preferred Stock within 90 days of the Closing Date, then the rate shall be ten percent (10%) during the period from the date that is 91 days from the Closing Date until the 18 Month Anniversary Date and (ii) twelve percent (12%) per annum during the period from and after the 18 Month Anniversary Date; provided that, from and after the occurrence of any Non-Payment Event or Default Event and until the cure, resolution or waiver of such Non-Payment Event or Default Event, as the case may be, the Accumulated Dividend Rate shall be the Accumulated Dividend Rate as otherwise determined pursuant to the foregoing clause (i) or (ii) plus 2% per annum.

The Cash Dividend Rate means (i) six percent (6%) per annum from the Closing Date until the 18 Month Anniversary Date; provided, however, if the Issuer does not hold a stockholders meeting to obtain shareholder approval for the issuance of common stock upon conversion of the Series A Preferred Stock within 90 days of the Closing Date, then the rate shall be eight percent (8%) during the period from the date that is 91 days from the Closing Date until the 18 Month Anniversary Date and (ii) ten percent (10%) per annum during the period from and after the 18 Month Anniversary Date; provided that, (x) so long as any shares of Series B Preferred Stock is outstanding or (y) from and after the occurrence of any Non-Payment Event or Default Event and until the cure, resolution or waiver of such Non-Payment Event or Default Event, as the case may be, the Cash Dividend Rate shall be the Cash Dividend Rate as otherwise determined pursuant to the foregoing clause (i) or (ii) plus 2% per annum.

For so long as any share of Series A Preferred Stock remains outstanding, if Series A Preferred Cash Dividends are not declared and paid in full upon the shares of Series A Preferred Stock and any Parity Stock with the same dividend payment date or with a dividend payment date which arises during the dividend period ending on a Dividend Payment Date, all Series A Preferred Cash Dividends declared upon shares of Series A Preferred Stock and any such Parity Stock will be declared on a proportional basis, with the effect that the amount of dividends declared per share will be declared and paid among them in the same ratio as the amount of all accrued accumulated but unpaid dividends as of the Dividend Payment Date for the applicable dividend period per share of Series A Preferred Stock is to the amount of all accrued and unpaid dividends as of the end of the applicable dividend period per share of any Parity Stock. Subject to certain exceptions, while any Series A Preferred Stock is outstanding, no dividends to or redemptions of any shares that rank junior to the Series A Preferred Stock may be made by the Issuer.

Other than any voting rights provided by law or as expressly provided by the Amended Series A Certificate, the holders of Series A Preferred Stock shall not have any voting rights of shareholders in the Issuer. Without the prior written consent of Oaktree, so long as the Series A Preferred Stock is outstanding, the Issuer will not and will cause its subsidiaries not to the authorize or issue any shares that rank senior to (other than the Series B Preferred Stock) or pari passu with the Series A Preferred Stock and the incurrence of certain indebtedness by the Issuer will require the consent of Oaktree, in its capacity as the representative of the holders of Series A Preferred Stock. The holders of the Series A Preferred Stock may transfer its shares of Series A Preferred Stock to any person or entity other than a competitor of the Issuer (as defined in the Amended Series A Certificate).

The Series A Preferred Stock will not have a scheduled redemption date or maturity date. Subject to the terms of the Series B Preferred Stock, the Issuer may, at any time and from time to time, redeem all or any portion of the shares of Series A Preferred Stock then outstanding. In connection with any redemption, the Issuer shall pay a price per share of Series A Preferred Stock equal to the Redemption Price. There shall be no premium or penalty payable in connection with any redemption.

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As a condition to the consummation of any change of control (as described in the Amended Series A Certificate), the Issuer will redeem all shares of Series A Preferred Stock then outstanding. In addition, in the event of (i) a sale of any capital stock of the Issuer or its subsidiaries (including the sale of such capital stock upon the cash exercise of any Warrants but excluding sales pursuant to the Issuer’s incentive plan, sales to the extent the proceeds thereof are used to maintain the Issuer’s solvency or to avoid default under a bona-fide credit agreement to which the Issuer or its subsidiaries are subject or as consideration for a bona fide acquisition by the Issuer or its subsidiaries) or (ii) a disposition by the Issuer of assets, in a single transaction or series of related transactions, outside the ordinary course of business for which the Issuer or its subsidiaries receives consideration in excess of $5,000,000, the Issuer will be required to, within three business days of such events, use the net cash proceeds from such events to redeem the maximum number of shares of Series A Preferred Stock that can be redeemed with such net cash proceeds at the Redemption Price, except as prohibited by the Issuer’s existing credit facility or any other facility existing at such time entered into in accordance with the terms of the Amended Series A Certificate.

The Series A Preferred Stock is not convertible into common stock, and the Issuer may not issue any shares of common stock upon conversion of the Series A Preferred Stock, until the holders of the Issuer’s capital stock entitled to vote on such matters approve the issuance of the common stock upon conversion of the Series A Preferred Stock in compliance with NASDAQ. Following such approval, any holder of Series A Preferred Stock may elect, by written notice to the Issuer (w) at any time and from time to time on or after the third anniversary of the Closing Date, (x) at any time and from time to time if the terms of the Series B Preferred Stock or the Issuer’s existing senior credit agreement would prohibit the payment of cash dividends, (y) at any time any shares of Series B Preferred Stock is outstanding, or (z) at any time and from time to time on or after the non-payment of dividends when due, failure to redeem shares of Series A Preferred Stock when required or any other material default (in each case, as further specified in the Amended Series A Certificate) until such non-payment, failure or default is cured by the Issuer, to cause the Issuer to convert, without the payment of additional consideration by such holder, all or any portion of the issued and outstanding shares of Series A Preferred Stock held by such holder, as specified by such holder in such notice, into a number of shares of common stock determined by dividing (i) the Stated Value by (ii) the VWAP per share of common stock for the 30 consecutive trading days ending on the trading day immediately preceding the conversion date. In the event the Series A Preferred Stock is converted following an uncured non-payment, failure or default event, or if a holder of Series A Preferred Stock is converting pursuant to (x) or (y) above, for the purposes of the foregoing calculation, VWAP per share shall be multiplied by 90%. The “VWAP per share” is defined as the per share volume-weighted average price as reported by Bloomberg (as further described in the Amended Series A Certificate).

The foregoing descriptions do not purport to be complete and are qualified in their entirety by the terms and conditions of the Amended and Restated Certificate of Designations of Series A Preferred Stock, which is filed hereto as Exhibit 21, and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated as of May 28, 2019.

Exhibit 2	Agreement and Plan of Merger, dated as of November 3, 2017, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Seller”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Seller’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.1 to the Issuer’s Amendment No.1 to its Current Report on Form 8-K filed November 8, 2017).

Exhibit 3	Amendment No. 1 to the Agreement and Plan of Merger, dated November 15, 2017, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Seller”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Seller’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed November 21, 2017).

Exhibit 4	Amendment No. 2 to the Agreement and Plan of Merger, dated December 27, 2017, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Seller”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Seller’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed January 2, 2018).

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Exhibit 5	Amendment No. 3 to the Agreement and Plan of Merger, dated January 9, 2018, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Seller”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Seller’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.4 to the Issuer’s Current Report on Form 8-K filed January 10, 2018).

Exhibit 6	Amendment No. 4 to the Agreement and Plan of Merger, dated February 7, 2018, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Seller”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Seller’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.5 to the Issuer’s Current Report on Form 8-K filed February 9, 2018).

Exhibit 7	Amendment No. 5 to the Agreement and Plan of Merger, dated March 8, 2018, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Seller”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Seller’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.6 to the Issuer’s Current Report on Form 8-K filed March 8, 2018).

Exhibit 8	Waiver, Consent and Agreement to Forfeit Founder Shares, dated as of March 20, 2018, by and among IEA Energy Services LLC, Infrastructure and Energy Alternatives, LLC, Oaktree Power Opportunities Fund III Delaware, L.P., M III Acquisition Corp., Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, M III Sponsor I LLC and M III Sponsor I LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed March 20, 2018).

Exhibit 9	Founder Shares Amendment Agreement, dated as of March 26, 2018, by and among M III Sponsor I LLC, M III Sponsor I LP, M III Acquisition Corp. and Infrastructure and Energy Alternatives, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 10	Registration Rights Agreement dated as of March 26, 2018 by and among Infrastructure and Energy Alternatives, Inc., Seller, M III Sponsor I LLC and M III Sponsor I LP, Cantor Fitzgerald & Co., Mr. Osbert Hood and Mr. Philip Marber (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 11	Certificate of Designations of Series A Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 12	Investor Rights Agreement, dated as of March 26, 2018, (i) by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC and any other Sponsor Affiliated Transferees who become a party to the agreement; and (ii) Infrastructure and Energy Alternatives, Inc. Infrastructure and Energy Alternatives, LLC, any other Seller Affiliated Transferees who become a party to the agreement and Oaktree Power Opportunities Fund III Delaware, L.P., in its capacity as the representatives of the Selling Stockholders (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 13	First Amendment to Amended and Restated Registration Rights Agreement, dated as of June 6, 2018, by and between Infrastructure and Energy Alternatives, Inc. and Infrastructure and Energy Alternatives, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed June 7, 2018).

Exhibit 14	Amended and Restated Founder Shares Amendment Agreement, dated as of June 6, 2018, by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC, M III Sponsor I LP, Infrastructure and Energy Alternatives, LLC and Messrs. Hood and Marber (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed June 7, 2018.)

Exhibit 15	Equity Commitment Agreement, dated as of May 14, 2019, by and among Infrastructure and Energy Alternatives Inc., the Commitment Parties thereto, and Oaktree Power Opportunities Fund III Delaware, L.P., solely for limited purposes (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 10-Q filed on May 15, 2019).

Exhibit 16	Amended and Restated Equity Commitment Agreement, dated May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc., and the commitment parties party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 17	Warrant Agreement, dated May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc. and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 18	Second Amendment to Amended and Restated Registration Rights Agreement, dated as of May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc., Infrastructure and Energy Alternatives, LLC, Ares Special Situations Fund IV, L.P. and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 19	Certificate of Designations of Series B Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

CUSIP No. 55378T104	SCHEDULE 13D	Page 26 of 31

Exhibit 20	Amended and Restated Investor Rights Agreement, dated as of May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC, Infrastructure and Energy Alternatives, LLC and Oaktree Power Opportunities Fund III Delaware, L.P. (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 21	Amended and Restated Certificate of Designations of Series A Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

CUSIP No. 55378T104	SCHEDULE 13D	Page 27 of 31

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2019

Infrastructure and Energy Alternatives, LLC

By:	/s/ Peter Jonna
Name: Peter Jonna Title: Authorized Signatory

OT POF IEA Preferred B Aggregator, L.P.

By:	OT POF IEA Preferred B Aggregator GP, LLC
Its:	General Partner

By:	Oaktree Power Opportunities Fund III Delaware, L.P.
Its:	Managing Member

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

OT POF IEA Preferred B Aggregator GP, LLC

By:	Oaktree Power Opportunities Fund III Delaware, L.P.
Its:	Managing Member

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

CUSIP No. 55378T104	SCHEDULE 13D	Page 28 of 31

SIGNATURE

Oaktree Power Opportunities Fund III Delaware, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

Oaktree Fund GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

Oaktree Fund GP I, L.P.

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

Oaktree Capital I, L.P.

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Senior Vice President

OCM Holdings I, LLC

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Senior Vice President

Oaktree Holdings, LLC

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Senior Vice President

Oaktree Capital Group, LLC

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Senior Vice President

CUSIP No. 55378T104	SCHEDULE 13D	Page 29 of 31

SIGNATURE

Oaktree Capital Group Holdings GP, LLC

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Senior Vice President

Oaktree Capital Management, L.P.

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Senior Vice President

OCM FIE, LLC

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

Oaktree Holdings, Inc.

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Senior Vice President

CUSIP No. 55378T104	SCHEDULE 13D	Page 30 of 31

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group, LLC

The manager of Oaktree Capital Group, LLC is Oaktree Capital Group Holdings GP, LLC.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below:

CUSIP No. 55378T104	SCHEDULE 13D	Page 31 of 31

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P.

The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Fund GP, LLC

The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P.

Oaktree Power Opportunities Fund III Delaware, L.P.

The general partner of Oaktree Power Opportunities Fund III Delaware, L.P. is Oaktree Fund GP, LLC.

OT POF IEA Preferred B Aggregator GP, LLC

The managing member of OT POF IEA Preferred B Aggregator GP, LLC is Oaktree Power Opportunities Fund III Delaware, L.P.

OT POF IEA Preferred B Aggregator, L.P.

The general partner of OT POF IEA Preferred B Aggregator, L.P. is OT POF IEA Preferred B Aggregator GP, LLC.

Infrastructure and Energy Alternatives, LLC

The controlling equityholder of Infrastructure and Energy Alternatives, LLC is Oaktree Power Opportunities Fund III Delaware, L.P.

OCM FIE, LLC

The managing member of OCM FIE, LLC is Oaktree Capital Management, L.P.